Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Millions of Dollars, Except Ratios)

Six Months Ended June 30,
2018
Earnings available for fixed charges, as defined:
Net income	$159
Tax expense based on income	50
Fixed charges	77
Earnings available for fixed charges, as defined	$286
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$70
Amortization of net debt premium, discount, and expenses	7
Total fixed charges, as defined	$77
Ratio of earnings to fixed charges	3.7
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$2
Adjustment to pretax basis	—
$2

Combined fixed charges and preferred stock dividend requirements	$79
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.6